FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 February 2013

MANVEEN PAM KAUR APPOINTED GROUP HEAD OF INTERNAL AUDIT AND GROUP MANAGING DIRECTOR

HSBC has appointed Manveen Pam Kaur (49) as Group Head of Internal Audit and a Group Managing Director with effect from 1 April 2013. She will join the Group Management Board and report to Stuart Gulliver, Group Chief Executive, and to the Risk and Audit committees of the HSBC Holdings plc Board.

Kaur joins HSBC from Deutsche Bank, where she has been Global Head of Group Audit since 2011. Since beginning her career with Ernst and Young in 1986, she has held senior audit, compliance, finance and risk management positions at Citigroup, Lloyds TSB and the Royal Bank of Scotland.

Kaur succeeds Paul Lawrence, who has decided to retire from HSBC after 31 years of service.

Gulliver said: "I would like to thank Paul for his dedicated service to HSBC over many years, including as CEO in the Philippines, Singapore and the United States, and most recently in overseeing the restructuring of Internal Audit as a global function.

"Pam brings enormous experience of audit, risk management, finance and compliance from other global financial institutions. We are delighted to welcome her to the Group."

Media enquiries to:

London
Brendan McNamara	+ 44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Investor Relations enquiries to:

Guy Lewis	+ 44 (0) 20 7992 1938	guylewis@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 01 February 2013